EXHIBIT 12 (C)

SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
Dollars in thousands	2004	2003	2002	2001	2000
EARNINGS AS DEFINED:
Net Income (Loss) After Interest Charges	$18,577	$(23,275)	$(13,968)	$22,743	$(4,077)
Income Taxes	325	(12,237)	(4,491)	10,260	(1,362)

Net Income (Loss) before Income Taxes	18,902	(35,512)	(18,459)	33,003	(5,439)

Fixed Charges	70,534	104,790	81,161	68,965	56,753
Capitalized Interest	(2,849)	(3,276)	(1,858)	(660)	(2,779)
Total	$86,587	$66,002	$60,844	$101,308	$48,535

FIXED CHARGES AS DEFINED:	$70,534	$104,790	$81,161	$68,965	$56,753
Interest Expensed and Capitalized (1)	—	—	—	—	—

Total	$70,534	$104,790	$81,161	$68,965	$56,753

RATIO OF EARNINGS TO FIXED CHARGES	1.23			1.47

DEFICIENCY	$—	$38,788	$20,317	$—	$8,218

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, and the portion of rental expense deemed to be attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement, fixed charges and capitalized interest.